January 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letters dated (i) January 19, 2017 regarding Foundation Building Materials, Inc. Registration Statement on Form S-1 Filed January 13, 2017 (File No. 333-215557) and (ii) January 27, 2017 regarding Foundation Building Materials, Inc.’s Draft Response dated January 25, 2017

Dear Ms. Long:

Foundation Building Materials, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letters regarding the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2017 (the “Registration Statement”) and its Draft Response dated January 25, 2017 (the “Response”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against the Registration Statement.

Comment Letter Regarding the Registration Statement

Historical Financial Statements

Construction Products Distribution

20. Geographic Information, page F-101

1.	We note you revised certain geographic disclosures in note 20 and refer the revised amounts to note 2; however, we noted no disclosures related to these revisions in note 2. Please clarify or revise.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised note 20 on page F-101 to remove the errant cross-references.

Exhibit 23.7

2.

It appears to us that the auditors’ consent related to Ken Builders Supply, Inc. should also refer to their financial statements as of and for the year ended December 31, 2014 since those financial statements are also included in your filing. In addition, since you include a review report related to Ken Builders Supply, Inc. interim financial statements in your filing, it appears to us that their auditors should also provide an awareness letter as required by Item 601(b)(15) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have filed (1) a revised auditors’ consent related to Ken Builders Supply, Inc. referencing the financial statements as of and for the year ended December 31, 2014 as Exhibit 23.7 to the Amendment and (2) an awareness letter in respect of the Ken Builders Supply, Inc. interim financial statements in the Amendment as Exhibit 15.1 to the Amendment.

Comment Letter Regarding the Response

The Offering, page 19

1.	Please disclose the terms of the equity awards you intend to grant to executives and directors under your equity incentive plan.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the text on page 20 of the Amendment as requested.

2.	Please state explicitly in this section and in the Use of Proceeds section on page 55 that $190.0 million of the net proceeds from this offering will be used to repay amounts outstanding under your ABL Credit Facility.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the text on pages 19 and 55 of the Amendment as requested.

Selected Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information, page 22

3.	In regard to the stock split and earnings per share disclosures related to the successor, please address the following:

•	It is not clear to us why the loss per share for the successor for the nine months ended September 30, 2016 here and on page F-61 include shares to be issued in the IPO and it is not clear to us why you do not present loss per share for the successor for the period ended December 31, 2015 here and on page F-8; and

•	It appears to us you should reflect the stock split in the historical balance sheet of FBM, Inc. on page F-3.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the text on pages F-2, F-3, F-4, F-8, F-40, F-44, and F-61 of the Amendment as requested.

Capitalization, page 58

4.	Based on your pro forma financial statements, we note that as a result of the IPO you will incur a tax receivable agreement liability of approximately $175 million. Please provide a footnote to your capitalization table that clarifies that although total debt will decrease as a result of the IPO, an additional liability estimated between $160-$190 million will be incurred and reflected as a decrease to equity since it is a distribution to Lone Star. In addition, it appears to us that pro forma long term obligations disclosed on page 22 should include or at least refer to the tax receivable agreement liability.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the text on pages 22 and 55 of the Amendment as requested.

Unaudited Pro Forma Condensed Combined Financial Information

5.	Refer to note 11 on page 73. In regard to the tax receivable agreement, please address the following:

•	More fully disclose how you determined the range of the tax receivable agreement liability;

•	More fully disclose when the tax receivable agreement liability will be recorded and paid;

•	More fully disclose if and when deferred tax assets related to the tax receivable agreement will be recorded; and

•	Since the tax receivable agreement liability will result in a distribution to Lone Star and a reduction to historical equity, it appears to us you should reflect this distribution on a pro forma basis alongside the most recent historical balance sheet on page F-43.

Response:

We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the text on pages 74 and F-43 of the Amendment as requested.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Richard Tilley

Richard Tilley

General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Douglass M. Rayburn, Esq.
Samantha Crispin, Esq.

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